Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters subject to the vote at general meetings of the Company. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing eight of our Class A ordinary shares, are listed on Nasdaq in the United States under the symbol BIDU.

Baidu, Inc.

百度集團股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9888)

RECORD DATE FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Our Board announces that the record date for the purpose of determining the eligibility of the holders of our ordinary shares, par value US$0.000000625 per share (the “Ordinary Shares”), to vote and attend our forthcoming annual general meeting of shareholders (the “General Meeting”) will be as of close of business on Tuesday, May 23, 2023, Beijing time (the “Ordinary Shares Record Date”). In order to be eligible to vote and attend the General Meeting, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not later than 4:30 p.m. on Tuesday, May 23, 2023, Beijing time. All persons who are registered holders of the Ordinary Shares on the Ordinary Shares Record Date will be entitled to vote and attend the General Meeting.

Holders of our American depositary shares (the “ADSs”) representing our Ordinary Shares may not attend or vote at the General Meeting. Holders of ADSs as of close of business on Tuesday, May 23, 2023, New York time (the “ADSs Record Date”), will be able to instruct The Bank of New York Mellon, the holder of record of Ordinary Shares represented by ADSs, as to how to vote the Ordinary Shares represented by such ADSs. The Bank of New York Mellon, as depositary of the ADSs, will endeavour, to the extent practicable and legally permissible, to vote or cause to be voted at the General Meeting the amount of Ordinary Shares represented by the ADSs in accordance with the instructions that it has properly received from ADS holders. Please be aware that, because of the time difference between Hong Kong and New York, if a holder of ADSs cancels his or her ADSs in exchange for Ordinary Shares on Tuesday, May 23, 2023, New York time, such holder of ADSs will not be able to instruct The Bank of New York Mellon, as depositary of the ADSs, as to how to vote the Ordinary Shares represented by the cancelled ADSs as described above, and will also not be a holder of those Ordinary Shares as of the Ordinary Shares Record Date for the purpose of determining the eligibility to attend and vote at the General Meeting.

Details including the date and location of our General Meeting will be set out in our notice of General Meeting to be issued and provided to holders of our Ordinary Shares as of the Ordinary Shares Record Date and holders of our ADSs as of the ADS Record Date together with the proxy materials in due course.

By order of the Board
Baidu, Inc.
Mr. Robin Yanhong Li Chairman of the Board and Chief Executive Officer

Hong Kong, May 8, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Robin Yanhong Li as director, and Mr. James Ding, Mr. Brent Callinicos, Mr. Yuanqing Yang and Mr. Jixun Foo as independent directors.

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